EXHIBIT 1

                                  PRESS RELEASE

                       ARTISTIC EXECUTES MERGER AGREEMENT


     Elmira, New York, December 21, 1997 - Artistic Greetings Incorporated ("Artistic") (NASDAQ: ARTG) announced today that it has entered into a merger agreement (the "Merger Agreement") with MDC Communications Corporation, a Canadian company ("MDC"), for the merger of a wholly owned subsidiary of MDC with and into Artistic (the "Merger") for cash consideration of $5.70 for each of the 5.8 million Artistic shares of common stock outstanding (the "Common Stock"), for total proceeds to the stockholders of Artistic of $33 million (the "Merger Consideration"). It is a condition to the consummation of the Merger that Artistic have completed an asset disposition as set forth in an asset purchase agreement (the "Asset Purchase Agreement") between Artistic and Artistic Direct Incorporated, a New York corporation ("ADI"), for the sale to ADI of certain assets not related to Artistic's check business (the "Personalized Product Business"), for $9 million in cash and the assumption of certain liabilities related to the Personalized Product Business (the "Asset Purchase"). The Asset Purchase is expected to occur promptly following the approval of the Merger Agreement and the Asset Purchase Agreement (the "Transaction") by the stockholders of Artistic (the "Stockholders") and immediately prior to the Merger. The assets retained by Artistic subsequent to the Asset Purchase, and which will be acquired by MDC following the Merger, consist of those assets directly related to the check business of Artistic (the "Check Business"), which are expected to generate $45 million in sales in 1997.

     ADI is a privately held Company formed by Thomas C. Wyckoff, the current Chief Operating Officer, Executive Vice President, Acting Chief Financial Officer and General Counsel of Artistic, for the purpose of acquiring the Personalized Product Business, which consists primarily of (i) the direct marketing, sale and production of Artistic's labels and other personalized products through the mass media distribution channel, (ii) the marketing, merchandising, sale and production of Artistic's personalized product and gift merchandise through the catalog distribution channel, and (iii) order management, merchandising and fulfillment activity on behalf of third party partners of Artistic. The Personalized Product Business is expected to generate $55 million in sales in 1997. Mr. Wyckoff expects to operate the new company in its current location and


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in its present facilities in Elmira, New York, and to make offers of employment to substantially all of the former employees of Artistic.

     Mr. Wyckoff said: "I am very pleased to have had the opportunity to purchase the heart of Artistic's long-standing business, which consists of primarily its catalog and personalized products operations. I believe ADI will thrive with the participation of the management team that we have developed over the past few years, as well as from the support of our loyal employees and the Elmira community. The Asset Purchase has been made possible in part through the financial participation and support of the State of New York, the County of Chemung and the City of Elmira, without whose cooperation we may have not been able to maintain the long-standing presence of Artistic as a local institution. The name has changed, but the business remains substantially the same for the people of Elmira. Finally, it is important to note that Stuart Komer, leader of Artistic for more than forty years, will continue his participation in the successor to the company he founded as Chairman of the Board of Directors of ADI, as an investor, and as a consultant in all aspects of ADI's direct-marketing business." Also, Morry Weiss, Chairman of the Board and Chief Executive Officer of American Greetings Corporation, has graciously agreed to personally invest in the new Artistic Direct.

     Joseph A. Calabro, President and Chief Executive Officer of Artistic, has chosen to leave Artistic in connection with the Transaction. Mr. Calabro said that: "having achieved my goal of helping to return Artistic to profitability and building a strong management team for the future, I am looking forward to resuming my consulting business I had been operating prior to joining Artistic."

     Artistic said that a proxy statement describing the Transaction and calling a special meeting of the Stockholders (the "Special Meeting") to approve the Transaction (the "Proxy Statement"), is expected to be mailed to the Stockholders subsequent to the review of the Proxy Statement by the Securities and Exchange Commission (the "SEC"). The Special Meeting is expected to be held approximately 20 business days subsequent to the mailing of the Proxy Statement and, if the Transaction is approved by the Stockholders, the Transaction is expected to be closed shortly after the Special Meeting. Each of American Greetings Corporation, Artistic's largest stockholder with approximately 38% of the Common Stock ("American"), and Mr. Komer with approximately 8% of the Common Stock, has agreed to vote in favor of the Transaction. Additionally, Artistic has


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agreed, under certain circumstances, to pay a breakup fee in the event that either of the Merger Agreement or Asset Purchase Agreement is terminated. An independent committee of Artistic's Board of Directors (the "Board"), has recommended that the Stockholders vote in favor of the Transaction. PaineWebber Incorporated, Artistic's independent financial advisor, has rendered its opinion to the Board that the Merger Consideration, from a financial point of view, is fair to the Stockholders of Artistic.

     Completion of the Transaction is subject to certain conditions, including the approval of the Transaction by at least 51% of the Stockholders of Artistic, receipt of all required regulatory approvals and the expiration of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Transaction will be financed by MDC from its existing resources and available lines of credit, and by ADI from a committed bank term loan and various other committed sources. In addition to ADI's continuing the Personalized Product Business in Elmira, ADI will continue to process the check orders of MDC in Elmira for up to one year through an outsourcing agreement.

     Artistic Greetings sells, markets and manufactures a broad range of personalized products such as personalized bank checks, name and address products. The items are sold via newspapers and magazines throughout the United States. The Company also sells an array of other personalized products, such as luggage tags, pens, pencils and stationary, through its mail-order catalog.

     This press release contains certain forward looking statements that involve risks and uncertainties, including statements regarding future operating activities, integration issues and other matters. Actual results may vary materially, including for the reasons and based upon the Risk Factors described in MDC's and Artistic's SEC filings and reports. None of the parties accepts any obligation to update any such forward looking statements.


                                Artistic Contact:
                   Thomas C. Wyckoff, Chief Operating Officer
                         Artistic Greetings Incorporated
                                 (607) 735-4555